December 10, 2020

Marissa Welner

Director

JMD Properties, Inc.

139 Fulton St., Ste. 412

New York, NY 10038

Attn: Tracy Houser; Angela Connell;

Laura Crotty; and Celeste Murphy

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: JMD Properties, Inc.

Form 1-A

Filed October 15, 2020

File No. 024-11342

Dear Mmes. Houser, Connell, Crotty and Murphy,

We have reviewed your response letter, dated November 10, 2020, and have made the requested adjustments. Below is a detailed response to your letter and have filed an amended Offering Circular. Please let us know if you have any additional questions.

1. In response to the Staff´s comment, this has been addressed, as requested. Please see Second Paragraph of “Our Principal Products and Services” under the “Description of Business” Section of the Offering Circular. Please also see all Risk Factors in the “Risk Factor” section of the Offering Circular, which now clarify that all products are in the pre-commercialization stage.

2. In response to the Staff´s comment, this has been addressed. Please see the “Our Company” Section under the “Offering Circular Summary” Section of the Offering Circular as well as the “History” Section under the “Description of Business” Section of the Offering Circular.

3. In response to the Staff´s comment, this has been addressed. Please see first Risk Factor in the “Risks Related to Operations” Section under the “Risk Factor” Section which is entitled “Currently we have only one full time employee but in the future will likely obtain others. We also currently do not have a chief financial officer or individual with financial expertise in house to oversee the internal controls and accounting functions of the Company’s operations.”

4. In response to the Staff´s comment, this has been addressed. Please see revisions to the Section of the Offering Circular entitled “Dilution.”

5. In response to the Staff´s comment, this has been addressed. Please see the revised table under the “Dilution” section of the Offering Circular.

6. In response to the Staff´s comment, we have determined that purchasers in this offering will indeed suffer immediate dilution, but that existing Stella shareholders will not suffer dilution. Accordingly, we have left in this risk factor and made appropriate textual revisions to the third paragraph in the “Dilution” section of the Offering Circular. Please see “Dilution” section of the Offering Circular.

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7. In response to the Staff´s comment, this was a typo and has been addressed. Please see revisions to page F-24.

8. In response to the Staff´s comment, this has been addressed. Please see the revised categories in the table in the “Use of Proceeds” Section of the Offering Circular as well as the “Use of Proceeds” Section under the “Offering Circular Summary,” revisions to the “In General” Section under the “Plan of Distribution” Section of the Offering Circular and lead in paragraph and updated footnote related to the table in the “Plan of Operations” Section under the Section of the Offering Circular titled “Management’s Plan of Operations and Discussion and Analysis of Prior Financial Condition.”

9. In response to the Staff´s comment, this has been addressed by deletion. Please see revisions to Paragraphs 5-6 of the “In General” Section under the “Plan of Distribution” Section of the Offering Circular.

10. In response to the Staff´s comment, this has been addressed. Please see edit to Cover Page of the Offering Circular.

11. In response to the Staff´s comment, this has been included. Please see revisions to “Description of Securities” Section of the Offering Circular.

12. In response to the Staff´s comment, the Company does have clinical data, though it is part of a preliminary patent held by the Company. The extent of what can be disclosed without compromising the preliminary patent has now been included in the Offering Circular, in several revisions in the “Description of Business” Section of the Offering Circular. Please see the “Description of Business” Section of the Offering Circular.

13. In response to the Staff´s comment, as requested, this statement has been removed. Please see the “Description of Business” Section of the Offering Circular.

14. In response to the Staff´s comment, the Company has been granted a provisional patent and this clarification has been made in several places in the Offering Circular, including, as requested, in the “Intellectual Property” subsection in the “Description of Business” Section of the Offering Circular. Please see changes to the “Description of Business” Section of the Offering Circular. Please also see changes to the “Plan of Operations” Section under the Section of the Offering Circular titled “Management’s Plan of Operations and Discussion and Analysis of Prior Financial Condition.”

15. In response to the Staff´s comment, Stella Diagnostics, Inc. was formed in February 2020. Its fiscal year end is December 31. At this point, as explained, JMD Properties, Inc. completed a reverse merger with Stella Diagnostics, LLC. as the accounting acquiror. Stella Diagnostic Inc.’s years of robust research were conducted by the principals of the Company prior to forming Stella Diagnostics, LLC. A copy of the requested financial statements has been provided. Please see the Index to Consolidated Financial Statements provided in the Offering Circular as well as the relevant financial statements included thereafter.

16. In response to the Staff´s comment, pro forma financial statements have been provided consistent with your comment. Please see the last pages of the financial statements included as part of the Offering Circular and listed in the Index to Consolidated Financial Statements in the Offering Circular.

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17. In response to the Staff´s comment, the name has been modified in all financial exhibits and the portions of the Index to the Consolidated Financial Statements which reference JMD Properties. Inc. financials alone. However, we left the title to the Index to the Consolidated Financial Statements as is, because we thought that was appropriate given the requested addition of the Pro Forma Consolidated Statements for the Nine Months Ended September 30, 2020 for Stella Diagnostics Inc. Please let us know if you would like further revisions to the headings in the Financial Statement portion of the Offering Circular. Please see Index to Consolidated Financial Statements as well as the headings of to the Financial Statements provided in the Offering Circular.

18. In response to the Staff´s comment, this has been updated to show that the preferred shares issued in the transaction represent 90% (Ninety Percent) of the class, and not 0.9% (Nine Tenths of 1%), resulting in the Stella holders gaining voting control of JMD. Please see the Notes to Financial Statements for the Nine Months Ended September 30, 2020, as well as the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements for the Nine Months Ended September 30, 2020, which form part of the Offering Circular and are identified in the Index to Financial Statements Section of the Offering Circular. For the Staff’s convenience, in relevant part, they explain as follows:

“On August 20 , 2020, pursuant to an Agreement and Plan of Merger, JMD Properties, Inc (the “Company”) and JMD Merger Sub LLC acquired 100% of the issued and outstanding membership units of Stella Diagnostics, LLC (“Stella Diagnostic”), a Delaware Limited Liability Company, that intended to operate as a molecular diagnostics organization for cancerous and precancerous indications. In consideration, the Company issued 90,000 shares of Series A Preferred stock, representing 90% of the Company’s outstanding shares of series A preferred stock, calculated post-issuance in exchange for the 100% issued and outstanding membership units of Stella Diagnostic. In conjunction with the Merger, JMD Series B preferred stockholders exchanged 100% of their Series B Preferred stock for 927,514 shares of the newly issued Series D Preferred stock. The Series B Preferred stock had an original issuance price of $1.00 per share. For the exchange each share of the Series B Preferred was valued at $1.20. As each share of Series D Preferred stock was valued at $5.00, each Series B Preferred share was exchanged for .24 Series D shares. So, a holder of 50,000 Series B Preferred shares would receive 12,000 Series D Preferred shares ($50,000.00 x 1.2 = $60,000.00. $60,000.00/$5.00=12,000).”

19. In response to the Staff´s comment, regarding the exchange of 3,449,000 Series B Preferred shares for 927,517 Series D Preferred shares we have clarified this disclosure to indicate that the Series B Preferred shares were exchange at a 20% premium to the Series B Preferred original issue price. Additionally, a new consolidated balance sheet for the Nine Months Ended September 30, 2020 and December 31, 2019, reflects that there were 3,449,000 shares of Series B Preferred Stock outstanding as of September 30, 2020. Please also see Note 1 and Note 9 to the Notes to Financial Statements for the Nine Months Ended September 30, 2020 and December 31, 2019, which are part of the Offering Circular, which also reflect that there were 3,449,000 shares of Series B Preferred Stock outstanding as of September 30, 2020.

20. In response to the Staff´s comment, this has been addressed by totaling the amounts held by the Israel Levy Revocable Trust (“ILRT”). Please see the new financial statements and accompanying notes for JMD Properties, Inc. for the Nine Months Ended September 30, 2020. In addition, disclosures elsewhere in the Offering Circular related to the share ownership of ILRT have been revised to state that ILRT owns a total of 147,754 shares of Series D Preferred Stock. Please see the “Proceeds to Selling Shareholders of Series D Preferred Stock” table in the Use of Proceeds Section of the Offering Circular as well as the table in the “Security Ownership of Certain Beneficial Owners and Management” Section of the Offering Circular. Additionally, the reference to 498,771shares has been removed as it was included in error.

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21. In response to the Staff´s comment, this has been addressed. Please see revisions to subsection “Liabilities of JMD Properties, Inc. relevant to the Company and relevant Background” under Discussion and Analysis of Prior Financial Condition which is under the Section of the Offering Circular titled “Management’s Plan of Operations and Discussion and Analysis of Prior Financial Condition.”

22. In response to the Staff´s comment,

•	The Company has not adopted bylaws and we have made appropriate revisions in the Offering Circular to remove any such suggestive references. See e.g., changes to the subsection entitled “Shareholder Meetings” under the “Description of Securities” Section of the Offering Circular.
•	We have included as Exhibits the designations of Series A, B and D stock of the Company.
•	The Employment Agreement with Joe Abdo has been provided as an Exhibit.
•	The Consulting Agreement with DEVKI PLLC has been provided as an Exhibit
•	All Board Agreement to date have been provided as Exhibits.
•	The “Scope of Work” agreement with Mprobe, Inc. is currently being negotiated and has not been finalized. We have updated the Material Agreement disclosure in the Offering Circular to reflect the current status of this anticipated agreement.
•	There are NO “testing the waters” materials.

23. In response to the Staff´s comment, the Company has modified the Subscription Agreement to make clear that the Waiver of Jury Trial does not waive compliance with federal securities laws and the rules and regulations promulgated thereunder, and added a new risk factor to clarify that in accordance with the waiver of jury trial provision in the Subscription Agreement, which is attached to the Offering Circular as Exhibit 4.1, investors in the offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes investors in any action under the agreements. For the Staff’s convenience, the full text of the new risk factor is copied below and is entitled “Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreements, which could result in less favorable outcomes to investors in any action under the agreement”:

“Investors in this offering will be bound by the subscription agreement that includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in a court of competent jurisdiction in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

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If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to investors in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.”

24. In response to the Staff´s comment, the Company has added a new risk factor to clarify that the Company’s exclusive forum provision in the Subscription Agreement attached as Exhibit 4.1 does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the risks and other potential impacts of the exclusive forum provision on investors. This risk factor appears as the last risk factor in the “Risk Factor” Section of the Offering Circular and is entitled: “The Company’s exclusive forum provision in the Subscription Agreement attached as Exhibit 4.1 does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and there are risks and other potential impacts of this exclusive forum provision to investors in this Offering.” For the Staff’s convenience, the full text of the new risk factor is copied below:

“The Subscription Agreement for this Offering provides that, unless we consent in writing to the selection of an alternative forum, the state and federal courts located in New York County, New York will be the sole and exclusive forum for substantially all disputes between us and subscribers to this Offering, which could limit your ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you cannot waive our compliance with these laws, rules, and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities pursuant hereto shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit your ability to bring a claim in a judicial forum of your choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in the Subscription Agreement, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

Please let us know if you require anything further to complete our filing. Thank you for your attention.

Sincerely,

Marissa Welner

Director JMD Properties, Inc.

Cc: Jonathan D. Leinwand

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